UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 1-08164

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk, Inc. 401(k) Savings Plan
100 College Road West
Princeton, New Jersey 08540

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Deferred Compensation Plan

By: /s/ Philip Fornecker

Philip Fornecker
Vice President Finance

Dated: June 30, 2008

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33383724 and 33382318) of Novo Nordisk A/S of our report dated June 30, 2008 on the financial statements and supplemental schedule of Novo Nordisk, Inc. 401(k) Savings Plan (formerly known as the Novo Nordisk Pharmaceuticals Inc. 401(k) Savings Plan), which is included in this Annual Report (Form 11-K) as of and for the year ended December 31, 2007.

Amper, Politziner & Mattia

AMPER, POLITZINER & MATTIA, P.C.

June 30, 2008
Bridgewater, New Jersey

Report of Independent Registered Public Accounting Firm

To the Members and Plan Administrator of
Novo Nordisk, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Novo Nordisk, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Novo Nordisk, Inc. 401(k) Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Amper, Politziner & Mattia

AMPER, POLITZINER & MATTIA, P.C.

June 30, 2008
Bridgewater, New Jersey

NOVO NORDISK, INC. 401(K) SAVINGS PLAN

December 31, 2007 and 2006

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk, Inc. 401(k) Savings Plan.

NOVO NORDISK, INC. 401(K) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31,

	2007	2006
Investments, at fair value		
Mutual funds and money market funds	$ 199,563,949	$ 182,226,514
Common stock	80,117,026	48,413,789
Common collective trusts	36,529,998	-
Loans to participants	5,877,262	4,515,316
	322,088,235	235,155,619
Cash	84,247	55,706
Receivables		
Participant contributions	622,601	414,126
Employer contributions	990,920	711,898
Other	52,298	31,600
	1,665,819	1,157,624
Net assets available for benefits	$ 323,838,301	$ 236,368,949

See accompanying notes to financial statements.

NOVO NORDISK, INC. 401(K) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2007

Additions to net assets attributed to		
Investment income		
Net appreciation in fair value of investments	$ 26,860,769	
Interest	1,736,854	
Dividends	13,146,322	
		$ 41,743,945
Contributions		
Employer	27,674,609	
Participant	23,633,116	
Participant rollovers	10,851,278	
		62,159,003
Total additions		103,902,948
Deductions from net assets attributed to		
Benefits paid to participants	16,385,396	
Administrative expenses	48,200	
Total deductions		16,433,596
Net increase		87,469,352
Net assets available for benefits, beginning of year		236,368,949
Net assets available for benefits, end of year		$ 323,838,301

See accompanying notes to financial statements.

Note 1 - Description of Plan

The following description of the Novo Nordisk, Inc. 401(k) Savings Plan (formerly known as Novo Nordisk Pharmaceuticals, Inc. 401(k) Savings Plan) (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Novo Nordisk, Inc. is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which is a wholly-owned subsidiary of Novo Nordisk A/S ("NNAS").

Prior to December 2007, Novo Nordisk, Inc. was a wholly-owned subsidiary of Novo Nordisk Holdings, Inc., a wholly-owned subsidiary of Novo Nordisk of North America, Inc. ("NNNA"), which was a wholly-owned subsidiary of NNAS. In December 2007, the US legal entity structure was reorganized and resulted in the dissolution of Novo Nordisk Holdings, Inc. into NNNA, and a subsequent merger of NNNA into Novo Nordisk, Inc. A new holding company, Novo Nordisk US Holdings, Inc., was also established.

The Plan is a defined contribution plan covering all full-time employees of Novo Nordisk, Inc., Novo Nordisk Delivery Technologies, Inc., Novo Nordisk Pharmaceutical Industries, Inc., NNE US, Inc. and Pharmaplan NA (effective July 1, 2007, please refer to note 9 for further information) (collectively the "Company") upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by a management committee appointed by the Board of Directors of Novo Nordisk, Inc.

Effective July 1, 2006, employees of Novo Nordisk, Inc. who are residents of Puerto Rico were no longer eligible to participate in the Plan and a new retirement savings plan was established for those employees. Also effective July 1, 2006, all of the assets existing in the Plan, for employees based in Puerto Rico, were transferred to the new plan - the Novo Nordisk Puerto Rico 401(k) Plan (the "PR Plan"). The PR Plan also offers stock of Novo Nordisk Inc. (Novo Nordisk A/S, American Depository Shares) as an investment option. The Company has not yet filed a separate Registration Statement with the Securities and Exchange Commission with regard to the shares purchased and traded in the PR Plan. The Company is currently in the process of amending its Registration Statement on Form S-8 for this Plan by filing a Post-Effective Amendment on Form S-8 (the S-8 POS "Amendment"). This amendment will reflect the amendment of the original S-8 for the Plan to cover two plans, the Plan and the PR Plan, as the initial funds transferred to the PR Plan originated under that Form S-8.

Note 1 - Description of Plan (continued)

Contributions

Participants may contribute up to 50% of their annual compensation on a before-tax basis and 15% on an after-tax basis. Before-tax contributions are subject to Internal Revenue Service limits. In addition, participants contribute amounts representing distributions from other qualified plans. Participants age 50 or older may elect to make catch-up contributions to the Plan. The additional amounts may be deferred only when the maximum pre-tax contribution has been made. The maximum catch-up contribution in 2007 is $5,000. After 2007, the maximum catch-up contribution may increase for cost-of-living adjustments.

Effective July 1, 2006, all full-time employees who were hired on or after October 1, 2005, had their compensation automatically reduced by 2% (pre-tax basis), which was deemed to be the participant's salary reduction election if the participant did not elect to defer a portion of compensation within 60 days of entering the Plan. The amendment was executed on October 4, 2005.

Effective July 1, 2007, all employees who became participants of the Plan prior to October 1, 2005, have their compensation automatically reduced by 2% (pre-tax basis), which shall be deemed to be the participant's salary reduction election if the participant does not elect to defer a portion of compensation. The amendment was executed on June 1, 2007.

Pursuant to a plan amendment, effective April 1, 2008, employees not participating will be automatically enrolled annually on April 1. Such employees can opt out voluntarily.

The Company may make matching, basic and discretionary profit sharing contributions. For the year ended December 31, 2007, the basic contribution represents 8% of each participant's annual compensation. Matching contributions of 100% of the first 1% of compensation up to 1% of the annual compensation were made only for those participants who contribute at least 2% on a before-tax basis.

Participant Accounts

Each participant's account is credited with the participant's and Company contributions and allocations of investment income, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total vested account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Note 1 - Description of Plan (continued)

Vesting Benefits and Forfeitures

Company contributions to participants' accounts vest according to the following schedule:

Years of Service	Vesting %
Less than 1	0
1	33
2	66
3 or more	100

Participants are 100% vested in their own contributions plus earnings thereon.

At December 31, 2007 and 2006, there were approximately $185,000 and $1,018,000, respectively, of forfeitures remaining in the Plan. Forfeitures may be made available to reinstate previously forfeited account balances of rehired employees, to satisfy any employer contribution that may be required per employees that were erroneously omitted as participants of the Plan, or used to pay administrative expenses of the Plan. The remaining forfeitures, if any, shall be used to reduce employers' contributions. During 2007, employer contributions were reduced by approximately $1,882,000 from forfeited nonvested accounts.

Participant Loans

Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of their account balance or $50,000. The loans are secured by the balance in the participants' accounts and bear interest at rates that range from 5% to 10.5%, which are commensurate with market rates for similar loans at issue date.

Payment of Benefits

On the earlier of retirement, death or termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their account, or an annuity. In addition, participants may receive pre-retirement distributions at age 59½. There were no withdrawals or distributions approved but not yet paid to participants as of December 31, 2007 and 2006.

Note 2 - Summary of Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Note 2 - Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Common stock is valued at its quoted market price. Shares of mutual funds are valued at the quoted net asset value of shares held at year-end. Money market funds are valued at face value, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value. The Plan's interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain of the Plan's administrative expenses are paid by the Plan.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value, expands disclosures about fair value measurements and is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effects, if any, that FAS 157 will have on the Plan's financial statements and does not believe that it will have a material impact on the Plan.

Note 3 - Tax Status

The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated April 25, 2003, which stated that the Plan and related trust qualify under the provisions of Section 401(a) of the Internal Revenue Code and therefore, is exempt from federal income taxes under the provisions of Section 501(a) of the Internal Revenue Code. The Plan has been amended and restated since receiving the determination letter and applied for a new determination letter in January 2008. However, the Plan administrator believes that the Plan continues to be designed and operated in compliance with the Internal Revenue Code.

Note 4 - Investments

The Plan's investments are held by Charles Schwab Trust Company, the trustee. The following table presents the Plan's investments as of December 31, 2007 and 2006 that represent 5% or more of the Plan's net assets as of year end:

	2007	2006
Growth Fund of America	$ 36,231,717	$ 27,482,652
Europacific Growth Fund	34,231,489	23,260,886
Schwab S&P 500 Index Investment Fund	23,552,310	19,568,391
DWS Dreman High Return Equity Fund	23,178,217	25,279,135
Schwab Value Advantage Fund	21,027,197	22,241,170
Schwab Markettrack Balanced Fund	-	12,286,488
Common stock		
Novo Nordisk A/S, American Depositary Shares	80,117,026	48,413,789

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value as follows:

Mutual Funds	$ 70,367
Common Stock	27,152,003
Common Collective Trusts	(361,601)
	$ 26,860,769

Note 5 - Plan Termination

Although no intention to do so has been expressed, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, all amounts credited to the affected participants shall become 100% vested and shall not thereafter be subject to forfeiture.

Note 6 - Risks and Uncertainties

The Plan provides for various investment options in a combination of diversified funds including Company stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 7 - Party-in-Interest Transactions

Certain Plan investments are managed by Charles Schwab Trust Company who is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2007 and 2006, the total market value of investments managed by Charles Schwab amounted to $81,153,752 and $63,994,775, respectively. Fees paid by the Plan for the investment management services amounted to $48,200 for the year ended December 31, 2007. Schwab Retirement Plan Services is the recordkeeper of the Plan.

Novo Nordisk, Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2007 and 2006, the market value of investments in Novo Nordisk A/S common stock was $80,117,026 and $48,413,789, respectively.

Note 8 - Mutual Fund Fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. Those fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Note 9 - Pharmaplan NA

Effective as of July 1, 2007, approximately 60 employees of Pharmaplan NA, an affiliate of the Company entered the Novo Nordisk, Inc. 401(k) Plan and were granted past service credits for purposes of eligibility and vesting under the Novo Nordisk, Inc. 401(k) Savings Plan.

NOVO NORDISK, INC. 401(K) SAVINGS PLAN
Plan #001
Employer ID #06-1061602
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007

	Identity of issuer, borrower, lessor or similar party	Description of Investment	Cost	Fair Value
	Growth Fund of America	Mutual fund	**	$ 36,231,717
	Europacific Growth Fund	Mutual fund	**	34,231,489
*	Schwab S&P 500 Index Inv	Mutual fund	**	23,552,310
	DWS Dreman High Return Equity	Mutual fund	**	23,178,217
*	Schwab Value Advantage Fund	Money market fund	**	21,027,197
	Baron Small Cap Fund	Mutual fund	**	12,743,429
*	Schwab Managed Ret 2040 Cl II	Common collective trust fund	**	12,330,682
*	Schwab Managed Ret 2030 Cl II	Common collective trust fund	**	11,526,817
	Franklin U.S. Govt Securities	Mutual fund	**	10,449,923
	WF Advantage Total Return Bd	Mutual fund	**	9,352,406
	Royce Opportunity	Mutual fund	**	8,407,163
*	Schwab Managed Ret 2020 Cl II	Common collective trust fund	**	7,941,843
	Thornburg Value-Institut CI	Mutual fund	**	6,495,392
	Rainer Small/Mid Cap Equity	Mutual fund	**	5,274,121
	Goldman Sachs Mid Cap Value Fund	Mutual fund	**	4,999,579
	Ariel Appreciation	Mutual fund	**	3,576,759
*	Schwab Managed Ret 2050 Cl II	Common collective trust fund	**	2,637,834
*	Schwab Managed Ret 2010 Cl II	Common collective trust fund	**	1,383,328
*	Schwab Managed Ret Income II	Common collective trust fund	**	709,494
*	Schwab U.S. Treasury Money Fund	Money market fund	**	44,247
*	Novo Nordisk A/S, American Depositary Shares	Common stock	**	80,117,026
*	Participant loans, with interest rates ranging from 5.00% to 10.50% and with maturities through 2022.	Participant loans	- 0 -	5,877,262
	Total investments			$ 322,088,235

* Party-in-interest.
** Cost information not required for participant-directed investments.

See accompanying report of independent registered public accounting firm.

END